UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2004
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 18 January,2005  By /s/Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
18 JANUARY 2005


NOVOGEN RECEIVES $A1.1 MILLION ROYALTY PAYMENT FROM SOLAE LLC.

Pharmaceutical company, Novogen Limited, has received its latest milestone royalty payment of A$1.1 million under a licence agreement with Solae LLC (a joint venture between DuPont's
Protein Technologies International and Bunge Limited).

The companies entered the licence agreement in November 1997, and the relevant patent applications are now at various stages of issue around the world. Solae has the worldwide rights (other than for Australia and New Zealand) to certain Novogen soy isoflavone technology.

Novogen has retained all rights to its own red clover-based isoflavone technologies. The Solae licence relates specifically to Novogen patents or patent claims relating to soy applications.

The licence requires Solae to make regular milestone payments and to pay royalties on sales of its products covered by the Novogen patents.

Novogen has become one of the world's leading research and development companies in the field of isoflavones and human health. This knowledge has made Novogen the leader in the related field of phenolic drugs research for novel anti-cancer compounds.

Novogen markets the menopause health supplement Promensil and the prostate health supplement Trinovin.

Phenoxodiol, the Company's leading anti-cancer compound, licensed to Marshall Edwards Inc., has received
Fast Track Designation for recurrent ovarian cancer from the Food and Drug Administration in the US.


More information on the Novogen group of companies and their associated technology developments can be found at www.novogen.com and at www.marshalledwardsinc.com.

Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Marshall Edwards, Inc., + 61.2.9878 0088